

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Ting Ting Chang
President and Chief Executive Officer
Zhong Yuan Bio-Technology Holdings Limited
Suite 2432, Sun Hung Kai Centre
30 Harbour Road
Wanchai, Hong Kong

>    **Re: Zhong Yuan Bio-Technology Holdings Limited**
>    **Amendment No. 1 to Registration Statement on Form F-1**
>    **Filed April 28, 2020**
>    **File No. 333-235983**

Dear Ms. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2020 letter.

Registration Statement on Form F-1

Cover Page

1.    We note your revised disclosure in response to prior comment 1. It appears Zhong Yuan Investment Limited is still offering approximately 150% of the total amount of shares held by non-affiliates. Therefore, please decrease the amount of shares being offered by Zhong Yuan Investment Limited or advise. Also, please clarify your disclosure throughout the registration statement to reflect that the securities being registered will be sold at the specified fixed price per share of common stock until your common stock is quoted on the OTC Bulletin Board or the OTCQX marketplace or the OTCQB Bulletin Board and after that at prevailing market prices or privately negotiated prices.

Special Note Regarding Forward Looking Statements, page 3

2.  We reissue prior comment 2. It is unclear how you concluded this is not your initial public offering. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.

Our shareholders may face difficulties in protecting their interests..., page 10

3.  Here or under "Enforcement of Civil Liabilities," please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020.

Management's Discussion & Analysis..., page 26

4.  We note your disclosures in your risk factors of potential adverse impacts from COVID-19. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g. reduced production capacity and restricted distribution). Refer to CF Disclosure Guidance: Topic No. 9 for guidance.

Our Business, page 30

5.  We reissue prior comment 4 in part. Please describe in greater detail your relationship and agreement with Medical Nutrition Research and Development Enterprise of America, including which of their products you distribute.

6.  Please file your agreements with Inner Mongolia Xingyuan Vegetable Oil C., Ltd., located in Mongolia, and Heze Zonghoo Jianyuan Biotech Co., Ltd. or tell us how you concluded that such agreements need not be filed.

Financial Statements of Zhong Yuan Bio-Technology Holdings Limited, page F-7

7.  We note your response to comment 10. In an amended filing, please update the financial statements and financial information for Zhong Yuan Bio-Technology Holdings Limited as the shell company's audited financial statements are more than nine-months old, or explain to us why you do not believe updated financial statements are necessary. In your response, explain how you have addressed any potential gap in financial reporting by Zhong Yuan Bio-Technology Holdings Limited caused by the change in fiscal year end.

You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Henry F. Schlueter, Esq.